Exhibit 99.2

SKY SOLAR HOLDINGS, LTD.

NOTICE OF ANNUAL GENERAL MEETING TO BE HELD ON DECEMBER 29, 2017

NOTICE IS HEREBY GIVEN that the annual general meeting of Sky Solar Holdings, Ltd. (NASDAQ: SKYS) (“Sky Solar” or the “Company”) will be held on December 29, 2017 at 10:00 a.m. (Beijing time) at Suite 1703, Gubei International Financial Center, 1438 Hongqiao Road, Shanghai 200336, China, for the following purposes:

1.                                      To re-elect Mr. Naiwei Chen as a Class II director of the Company;

2.                                      To re-elect Mr. Qiang Zhan as a Class II director of the Company;

3.                                      To re-elect Mr. Xiaoguang Duan as a Class III director of the Company;

4.                                      To re-elect Mr. Xuelong Pei as a Class III director of the Company;

5.                                      To ratify the appointment of BDO China Shu Lun Pan Certified Public Accountants LLP as auditors of the Company for the fiscal year ending December 31, 2017;

6.                                      To authorize any duly authorized committee of the board of directors of the Company to fix the remunerations of the auditors;

7.                                      To approve, ratify and confirm the increase of the maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Equity Incentive Plan of the Company by 80,000,000 ordinary shares to 90,000,000 ordinary shares (the “2017 ESOP Increase”);

8.                                      To authorize the chairman of the board of directors of the Company to take any and all action that might be necessary to effect the foregoing matters 1 to 7 as he, in his absolute discretion, thinks fit;

9.                                      To receive the audited accounts of the Company for the year ended December 31, 2016; and

10.                               To act upon such other matters as may properly come before our annual general meeting or any adjournment or postponement thereof.

The resume of each of Mr. Naiwei Chen and Mr. Qiang Zhan, the proposed Class II directors of the Company, and each of Mr. Xiaoguang Duan and Mr. Xuelong Pei, the proposed Class III directors of the Company, accompanies this notice of meeting.

The board of directors of the Company has fixed the close of business on November 22, 2017 (New York time) as the record date (the “Record Date”). Only holders of our ordinary shares, whether or not represented by American Depositary shares (the “ADS”), on the Record Date are entitled to receive notice of and to vote at the Company’s annual general meeting or any adjournment or postponement thereof.

If you are a holder of our ordinary shares on the Record Date, you are cordially invited to attend the annual general meeting in person. Your vote is important. If you cannot attend the annual general meeting in person, you are urged to complete, sign, date and return the accompanying form of proxy by mail to the Company’s Shanghai office at Suite 1703, Gubei International Financial Center, 1438 Hongqiao Road, Shanghai 200336, China, Attention: Mr. Andrew (Jianmin) Wang, by email to andrew.wang@skysolarholdings.com as soon as possible and in any event no later than 10:00 a.m. December 22, 2017 (New York time).

If you are a registered holder of our ADSs as at the Record Date, the depositary, CITIBANK, N.A., (the “Depositary”) will forward to you the information of our annual general meeting and ask you to provide your voting instructions with respect to the shares represented by your ADSs. Holders of our ADSs who wish to exercise their voting rights for the underlying shares must act through the Depositary. For your voting instructions to be valid, you must comply with the instructions provided by or on behalf of the Depositary, and the Depositary must receive your voting instructions in the manner and on or before the date specified (the “ADS Voting Instructions Deadline”). Voting at any meeting of shareholders is by show of hands unless a poll is demanded. In the event voting takes place at a shareholders’ meeting by show of hands, the Depositary will instruct CITIBANK N.A.— HONG KONG (the “Custodian”) to vote all shares in accordance with the voting instructions received from a majority of holders of ADSs who provided voting instructions. In the event voting takes place at a shareholders’ meeting by poll, the Depositary will instruct the Custodian to vote the shares in accordance with the voting instructions received from the holders of ADSs. The Depositary will only vote or attempt to vote as you instruct and as further described below. Please note that if the Depositary does not receive instructions from a holder as of the Record Date on or before the ADS Voting Instructions Deadline and voting is by poll, such holder shall be deemed, and the Depositary shall deem such holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the shares, provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (A) the Company does not wish such proxy to be given, (B) substantial opposition exists, or (C) the rights of holders of shares may be adversely affected. The Depositary will not itself exercise any voting discretion. Furthermore, neither the Depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Hao Wu
Hao Wu
Chairman
Date: November 24, 2017

Exhibit A

Resume of Candidates for Directors

Naiwei Chen. Mr. Naiwei Chen is a professor at Fudan University, Law School, and the executive dean of Fudan University’s Institute of Senior Lawyers. He also serves as President of Shanghai FTA Intellectual Property Association, and Vice President of Shanghai Modern Enterprise Association, China Law Association On Science & Technology, and Shanghai Intellectual Property Law Research Association. Mr. Chen has served as an arbitrator at China International Economic and Trade Arbitration Commission, Shanghai International Arbitration Center, Hong Kong International Arbitration Center, International Chamber of Commerce International Court of Arbitration, and Court of Arbitration for Sport. In addition, Mr. Chen is a scholar of the Overseas IP Protection Program sponsored by China’s Ministry of Commerce, and was a Fulbright visiting scholar at the University of Pennsylvania, Law School from 2001 to 2002 and a senior visiting scholar at University of Washington from 1993 to 1994. He was the director of the Law Department and Intellectual Property Research Center of Shanghai Jiao Tong University, the vice president of the 8th and 9th general assembly of Shanghai Bar Association and a founding and senior partner of Allbright Law Offices. Currently, Mr. Chen also serves as an independent director of Shanghai Jiaoyun Group Co., Ltd., Shanghai Jiabao Group Co., Ltd., Spring Airlines Co,. Ltd., and Shanghai Rural Commercial Bank. Mr. Chen earned his Doctor of Jurisprudence degree from Macau University of Science and Technology.

Qiang Zhan. Mr. Qiang Zhan is a proven leader with Global 500 European and American companies. Mr. Zhan has extensive experience in senior financial roles with companies such as Polymer Group Inc. (now known as AVINTIV Inc.), Feidong Lighting Co., Philips China Investment Co., and Eaton-Vickers Hydraulics. He also has meaningful experience in a variety of sales, marketing and operating roles. Mr. Zhan earned an MBA degree from the State University of New York at Buffalo, and a Bachelor of Engineering degree from Nanjing Institute of Technology (now known as Southeast University).

Xiaoguang Duan. Mr. Xiaoguang Duan has served on the board of directors since May 2011. Mr. Duan has experience in the reconstruction and stock issuance of companies such as Ningbo Huanlian and Shanghai Shenergy. From May 1994 to November 2007, Mr. Duan was director and vice president of Shenzhen Huayuan Limited Company, a Shenzhen-listed company. He was engaged in the establishment of Shengzhen Hengfeng Shidai Investment Limited Company and served as managing director from November 1997 to December 2003. He has been involved in the equity-linked investment of pre-IPO companies, and successfully took part in the reformation and floatation of Qinghai Gelatin Co. Ltd., Tongcheng Group, Leaguer Stock Co., Ltd. and Kweichow Moutai Co., Ltd., both of which are listed on the Shenzhen Stock Exchange. Mr. Duan founded Jolmo Capital Management Ltd., which initiated and managed RMB3,000,000,000 and primarily invested in businesses in Jiangsu and Guangdong Provinces, including seven PV companies. From September 1986 to July 1987, Mr. Duan was a lecturer at John Hopkins University and studied China-US economics and politics. Since October 1991, he has been a director of Shanghai Economic Development Institute and serves as the “Shanghai Economy” Producer. Mr. Duan graduated from Anhui University with a bachelor’s degree in 1979. He was awarded a Master of Philosophy by the University of Nanjing in July 1985.

Xuelong Pei. Mr. Xuelong Pei has served as the Chief Executive Officer at Ganshang Corporation, General Manager at Jiangxi Electronic Group Corporation Ltd., and the head of legal department at Shanghai Juneyao (Group) Co., Ltd. Mr. Pei has also served as a director at Shanghai Huarui Bank Co., Ltd. Mr. Pei received his bachelor degree of law from Renmin University of China and his master degree of law from East China University of Political Science and Law. Mr. Pei is a panel arbitrator at Shanghai International Arbitration Center and Shanghai Arbitration Center.